April 4, 2014

Via Edgar Correspondence

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Sysorex Global Holdings Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed March 21, 2014

File No.  333-191648

Dear Sir or Madam:

This letter is in response to the verbal comments received from the Staff, concerning the Registration Statement of Sysorex Global Holdings Corp. (the “Company”), on Form S-1 (File No. 333-191648), including all amendments thereto (the “Registration Statement”) filed with the Securities and Exchange Commission. We have filed an amendment to the Registration Statement (the “Amendment No. 6”) concurrently with this letter incorporating and/or responding to the requested changes. The comment issued by the Staff’s is summarized below.

Executive Compensation, page 71

1.

The Staff notes that the disclosure in the compensation table with respect to the executive officers only includes disclosure with respect to the CEO and CFO and requests that the Company include such disclosure as is necessary to satisfy Item 402(m)(2)(ii) of Regulation S-K. The Staff requested that the Company refer to Instruction 2 of Item 402(m)(2)(ii) of Regulation S-K.

Response:

The Company has amended the Registration Statement in response to the Staff’s comment. Please see pages 71-72 of the Amendment No. 6.

If you have any questions please do not hesitate to contact the undersigned at (650) 245-0053 or by email at ali@sysorex.com, Elliot H. Lutzker of Davidoff Hutcher & Citron LLP at (646) 428-3210 or by email at ehl@dhclegal.com or Kevin Friedmann of Richardson & Patel, LLP at (212) 566-5159 or by email at kfriedmann@richardsonpatel.com.

Sincerely,

SYSOREX GLOBAL HOLDINGS CORP.

By: /s/ Nadir Ali

Nadir Ali

Chief Executive Officer